SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches Flights to Campina Grande

São Paulo, October 4, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced that tomorrow it will begin operating flights six times per week to Campina Grande in the Brazilian State of Paraíba (population 3.4 million). The new flights will connect through Campina Grande – Recife – São Paulo (Guarulhos) and, on the return, through São Paulo (Guarulhos) – Recife – Campina Grande, with connections to all other destinations served by GOL.

Campina Grande is the second largest city of Paraíba and one of the most important in the northeast interior. The city connects the five regions making up the Borborema Plateau – an area which includes 79 cities and approximately 44 percent of the State of Paraíba with a population of over one million. The region is known for its economic development and technology industry, and for being a popular tourist destination.

Campina Grande has already been named the High Tech Oasis of the Northeast and is nationally recognized in electronics, computer science and software development. “As one of the most important cities in the northeast interior, recognized nationally for its economic development and thriving technology sector, Campina Grande will increase the number of destinations served by GOL to 44,” said Tarcísio Gargioni, vice-president of Marketing and Services at GOL. “As part of GOL’s expansion plans, this new flight will satisfy the increasing demand in the region for high quality, low-fare transportation."

Please check the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure	Arrival
São Paulo (Guarulhos)	Campina Grande	Daily Except Saturdays	09:00 PM	12:50 AM (next day)
Campina Grande	São Paulo (Guarulhos)	Daily Except Sundays	05:30 AM	09:40AM
Recife	Campina Grande	Daily Except Sundays	12:20 AM	12:50 AM
Campina Grande	Recife	Daily Except Sundays	05:30 AM	06:00AM

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 390 daily flights to 44 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21 in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Juliana Cabrini, Roberta Corbioli, or Márcia	Gabriela Juncadella
Bertoncello	Gavin Anderson & Company
MVL Comunicação	Ph: 212-515-1957
Ph: (5511) 3049-0343 / 0341	e-mail: gjuncadella@gavinanderson.com
e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.